Via Facsimile and U.S. Mail
Mail Stop 6010


February 27, 2006


Mr. Vikas Sinha
Senior Vice President and
Chief Financial Officer
Alexion Pharmaceuticals, Inc.
352 Knotter Drive
Cheshire, CT 06410


Re:	Alexion Pharmaceuticals, Inc
	Form 10-K for the Fiscal Period Ended July 31, 2005
	File No. 000-27756


Dear Mr. Sinha:

	We have completed our review of your Form 10-K and have no further comments at this time.

								Sincerely,


								Jim Atkinson
      Accounting Branch Chief